UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                     Secure America Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   81372L103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81372L103                13G                         Page 2 of 2 Pages

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS

          Secure America Acquisition Holdings, LLC
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
                        5     SOLE VOTING POWER
                                    0 shares
   NUMBER OF SHARES     ----- --------------------------------------------------
     BENEFICIALLY       6     SHARED VOTING POWER
       OWNED BY                     2,360,000 shares**
         EACH           ----- --------------------------------------------------
      REPORTING         7     SOLE DISPOSITIVE POWER
     PERSON WITH                    0 shares
                        ----- --------------------------------------------------
                        8     SHARED DISPOSITIVE POWER
                                    2,360,000 shares**
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,360,000 shares**
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                Not applicable.
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                18.9%*
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                OO
-------- -----------------------------------------------------------------------

* The percent of class computation is based on 12,500,000 shares of common stock outstanding as of December 5, 2007, as reported in the Company's Form 10-Q, dated as of December 7, 2007.

** The beneficial ownership reflected above does not include 2,075,000 shares of common stock issuable upon exercise of founder warrants that are not currently exercisable nor will they become exercisable within 60 days of the date hereof.

Item 1   (a).     Name of Issuer:

                  Secure America Acquisition Corporation

Item 1   (b).     Address of Issuer's Principal Executive Offices:

                  1005 North Glebe Road, Suite 550
                  Arlington, VA 22201

Item 2   (a).     Name of Person Filing:

                  Secure America Acquisition Holdings, LLC

Item 2   (b).     Address of Principal Business Office or, if None, Residence:

                  1005 North Glebe Road, Suite 550
                  Arlington, VA 22201

Item 2   (c).     Citizenship:

                  Delaware

Item 2   (d).     Title of Class of Securities:

                  Common Stock

Item 2   (e).     CUSIP Number:

                  81372L103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
                  Not Applicable

         (a)      [ ]   Broker or dealer registered under Section 15 of the Act.

         (b)      [ ]   Bank as defined in Section 3(a)(6) of the Act.

         (c)      [ ]   Insurance company as defined in Section 3(a)(19) of the
                        Act.

         (d)      [ ]   Investment company registered under Section 8 of the
                        Investment Company Act of 1940.

         (e)      [ ]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E).

         (f)      [ ]   An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)      [ ]   A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)      [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

         (i)      [ ]   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j)      [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.          Ownership

      The membership interests of Secure America Acquisition Holdings, LLC are held as follows: C. Thomas McMillen (49.94%); Harvey L. Weiss (13.67%); Homeland Security Capital Corporation (13.77%); S. Kent Rockwell (10.59%); Michael Brigante (3.51%); James Maurer (2.22%); Philip A. McNeill (4.24%); Brian Griffin (1.06%) and Secure America Holdings, LLC (1%). Under the terms of a proxy agreement with the managing member, Secure America Holdings, LLC, Messrs. McNeill and Rockwell share voting and investment power with respect to all 2,360,000 shares of common stock held by Secure America Acquisition Holdings, LLC, although each of Messrs. McNeill and Rockwell disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interests.

      (a)  Amount beneficially owned: 2,360,000 shares of common stock

      (b)  Percent of class: 18.9%

      (c)  Number of shares as to which such person has:

           (i)   Sole power to vote or to direct the vote: 0 shares

           (ii)  Shared power to vote or to direct the vote: 2,360,000 shares

           (iii) Sole power to dispose or to direct the disposition of: 0 shares

           (iv)  Shared power to dispose or to direct the disposition of:
                 2,360,000 shares

Item 5.          Ownership of Five Percent or Less of a Class

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.

Item 8.          Identification and Classification of Members of the Group

         Not applicable.

Item 9.          Notice of Dissolution of Group

         Not applicable.

Item 10.         Certification

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                 [Remainder of page intentionally left blank]

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 13, 2008           Secure America Acquisition Holdings, LLC

                                    By:       /s/ C. Thomas McMillen
                                              ----------------------------------
                                    Name:     C. Thomas McMillen
                                              Chief Executive Officer